UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         OSCIENT PHARMACEUTICALS CORP
                         ----------------------------
                               (Name of Issuer)


                   Common Stock, $0.10 par value per share
                   ---------------------------------------
                        (Title of Class of Securities)


                                   68812R303
                                   ---------
                                (CUSIP Number)


                               November 25, 2008
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                                            Page 2 of 10 Pages

-------------------------------------------------------------------------------
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          AKANTHOS CAPITAL MANAGEMENT, LLC
-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
-------------------------------------------------------------------------------
3.        SEC Use Only
-------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
                      5.       Sole Voting Power                  8,299,091
Number of Shares      ---------------------------------------------------------
Beneficially Owned    6.       Shared Voting Power                None
by Each Reporting     ---------------------------------------------------------
Person With           7.       Sole Dispositive Power             8,299,091
                      ---------------------------------------------------------
                      8.       Shared Dispositive Power           None
-------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          8,299,091
-------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          19.72%(1)
-------------------------------------------------------------------------------
12.       Type of Reporting Person:

          OO

---------------------
(1) The number of Shares outstanding is based upon the sum of 35,567,177 Shares outstanding as of November 24, 2008 (based on Shares outstanding as of November 3, 2008, as adjusted for additional Shares issued in the Exchange (as defined herein)) plus 6,509,091 Shares attributable to convertible bonds beneficially owned by the Reporting Persons (see Item 4)

                                                            Page 3 of 10 Pages

-------------------------------------------------------------------------------
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          AKANTHOS ARBITRAGE MASTER FUND, L.P.
-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
-------------------------------------------------------------------------------
3.        SEC Use Only
-------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          Cayman Islands
-------------------------------------------------------------------------------
                      5.       Sole Voting Power                  8,299,091
Number of Shares      ---------------------------------------------------------
Beneficially Owned    6.       Shared Voting Power                None
by Each Reporting     ---------------------------------------------------------
Person With           7.       Sole Dispositive Power             8,299,091
                      ---------------------------------------------------------
                      8.       Shared Dispositive Power           None
-------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          8,299,091
-------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          19.72% (2)
-------------------------------------------------------------------------------
12.       Type of Reporting Person:

          PN

-------------------------
(2) The number of Shares outstanding is based upon the sum of 35,567,177 Shares outstanding as of November 24, 2008 (based on Shares outstanding as of November 3, 2008, as adjusted for additional Shares issued in the Exchange (as defined herein)) plus 6,509,091 Shares attributable to convertible bonds beneficially owned by the Reporting Persons (see Item 4)

                                                            Page 4 of 10 Pages

-------------------------------------------------------------------------------
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          MICHAEL KAO
-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
-------------------------------------------------------------------------------
3.        SEC Use Only
-------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          United States of America
-------------------------------------------------------------------------------
                      5.       Sole Voting Power                  8,299,091
Number of Shares      ---------------------------------------------------------
Beneficially Owned    6.       Shared Voting Power                None
by Each Reporting     ---------------------------------------------------------
Person With           7.       Sole Dispositive Power             8,299,091
                      ---------------------------------------------------------
                      8.       Shared Dispositive Power           None
-------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          8,299,091
-------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          19.72% (3)
-------------------------------------------------------------------------------
12.       Type of Reporting Person:

          IN


----------------------

(3) The number of Shares outstanding is based upon the sum of 35,567,177 Shares outstanding as of November 24, 2008 (based on Shares outstanding as of November 3, 2008, as adjusted for additional Shares issued in the Exchange (as defined herein)) plus 6,509,091 Shares attributable to convertible bonds beneficially owned by the Reporting Persons (see Item 4)

                                                             Page 5 of 10 Pages


Item 1(a).        Name of Issuer:

                  Oscient Pharmaceuticals Corp. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1000 Winter Street, Suite 2200, Waltham MA 02451

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Akanthos Capital Management, LLC ("Akanthos Capital Management");

                  ii) Akanthos Arbitrage Master Fund, L.P., a Cayman Islands
                      limited partnership ("Akanthos Master Fund"); and

                  iii) Michael Kao ("Mr. Kao").

                  This Statement relates to Shares (as defined herein) held for the account of Akanthos Master Fund. Akanthos Capital Management serves as investment manager and general partner to Akanthos Master Fund. In such capacity, Akanthos Capital Management may be deemed to have voting and dispositive power over the Shares held for such account. Mr. Kao is the Manager of Akanthos Capital Management. In such capacity, Mr. Kao may be deemed to have voting and dispositive power over the Shares held for such account.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Akanthos Capital Management and Mr. Kao is 21700 Oxnard St., Suite 1520, Woodland Hills CA 91367-7584. The address of the principal business office for Akanthos Master Fund is c/o Appleby Corporate Services (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350 GT, Grand Cayman, Cayman Islands.

Item 2(c).        Citizenship:

                  i) Akanthos Capital Management is a Delaware limited liability company;

                  ii) Akanthos Master Fund is a Cayman Islands limited partnership; and

                  iii) Mr. Kao is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock (the "Shares")

Item 2(e).        CUSIP Number:

                  68812R303

                                                              Page 6 of 10 Pages

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of November 25, 2008, each of Akanthos Capital Management, Akanthos Master Fund and Mr. Kao may be deemed to be the beneficial owner of 8,299,091 Shares. This amount consists of: (A) 1,790,000 Shares; and (B) 7,160,000 units 12.50% Convertible Guaranteed Senior Notes due 2011 (the "Notes"), convertible at $1.10 per share into 6,509,091 Shares, in each case, held for the account of Akanthos Master Fund.

Item 4(b)         Percent of Class:

                  Reporting persons exceeded the 5% threshold due to an exchange offer (the "Exchange") made by the Issuer in which Akanthos Master Fund participated. As per the information provided by the Issuer in its Prospectus dated November 24, 2008, prior to the Exchange, on November 3, 2008, the Issuer had 14,256,628 Shares outstanding. As per the information provided by the Issuer in its Form 8-K dated November 24, 2008, 21,310,549 Shares were issued in the Exchange. Therefore, as of November 24, 2008, outstanding shares of the Issuer totaled 35,567,177 ("Current Shares Outstanding"). The number of Shares of which each of Akanthos Capital Management, Akanthos Master Fund and Mr. Kao may be deemed to be the beneficial owner constitutes approximately 19.72% of the total number of Shares outstanding (calculated based on 42,076,268 Shares outstanding, which is the sum of (A) the Current Shares Outstanding plus (B) the 6,509,091 Shares attributable to the Notes).

Item 4(c)         Number of Shares of which such person has:

Akanthos Capital Management, Akanthos Master Fund and Mr. Kao:
--------------------------------------------------------------

(i) Sole power to vote or direct the vote:                            8,299,091

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:             8,299,091

(iv) Shared power to dispose or direct the disposition of:                    0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

                                                              Page 7 of 10 Pages

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:
                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2008                  AKANTHOS CAPITAL MANAGEMENT, LLC


                                         By: /s/ Michael Kao
                                             ---------------
                                         Name: Michael Kao
                                         Title:   Manager

Date: December 15, 2008                  AKANTHOS ARBITRAGE MASTER FUND, L.P.
                                         By: Akanthos Capital Management, LLC
                                             its general partner


                                         By: /s/ Michael Kao
                                             ---------------
                                         Name: Michael Kao
                                         Title:   Manager

Date: December 15, 2008                  Michael Kao


                                         /s/ Michael Kao
                                         ---------------

                                                              Page 9 of 10 Pages

                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A Joint Filing Agreement, dated December 15, 2008 by and among Akanthos Capital Management, LLC, Akanthos Arbitrage Master
         Fund, LP and Michael Kao                                          10

                                                             Page 10 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Oscient Pharmaceuticals Corp. dated as of December 15, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: December 15, 2008                  AKANTHOS CAPITAL MANAGEMENT, LLC


                                         By: /s/ Michael Kao
                                             ---------------
                                         Name: Michael Kao
                                         Title:   Manager

Date: December 15, 2008                  AKANTHOS ARBITRAGE MASTER FUND, L.P.
                                         By: Akanthos Capital Management, LLC
                                             its general partner


                                         By: /s/ Michael Kao
                                             ---------------
                                         Name: Michael Kao
                                         Title:   Manager

Date: December 15, 2008                  Michael Kao


                                         /s/ Michael Kao
                                         ---------------